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RECEIVED JUL 27 2004 SEC MAIL PROCESSING SECTION 185 WASH., D.C.

ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

CW 8/17

SEC FILE NUMBER
8- 13273

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/03 (MM/DD/YY) AND ENDING 04/30/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GERBRD SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

427 BEDFORD ROAD
(No. and Street)

PLEASANTVILLE (City) NY (State) 10570 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MAX GERBER 914-741-2022
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MICHAEL S. SETTLER CPA PC
(Name – *if individual, state last, first, middle name*)

PO BOX 307 (Address) PLEASANTVILLE (City) NY (State) 10570 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 20 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

9/9/2004

OATH OR AFFIRMATION

I, JAMES GERBER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GERBRD SECURITIES INC, as of APRIL 30, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Gerbro Securities, Inc.
Financial Statements
April 30, 2004

MICHAEL S. SETTLER, CPA, PC

Certified Public Accountants
PO BOX 307
PLEASANTVILLE, NY 10570
PHONE: 914- 769-7650
FAX: 914-769-0621
EMAIL: SETT2@AOL.COM

Michael S. Settler, CPA
Stephen Bortniker, CPA
Ron Friedman, CPA
Edward Zajaczkowski, CPA

Gerbro Securities, Inc.
427 Bedford Road Suite 270
Pleasantville, NY 10570

Gentlemen:

We have examined the financial statements of Gerbro Securities, Inc. as of April 30, 2004. Our examination was made in accordance with generally accepted auditing standards and accordingly, included a review of the system of internal control and the procedures as we considered necessary in the circumstances, including the audit procedures by the Securities and Exchange Commission.

In our opinion, the accompanying financial statements presents fairly the financial position of Gerbro Securities, Inc. as of April 30, 2004, in the form required by the Securities and Exchange Commission, in conformity with generally accepted accounting principles applied on a basis consistent with that of the preceding year.

Respectfully submitted,

Michael S. Settler, CPA, PC
July 22, 2004

Gerbro Securities, Inc.
Balance Sheet
April 30, 2004

Assets	
Current assets:	
Cash in banks	$ 10,879
Commissions receivable	21,503
Cash equivalents	100,745
Total current assets	133,127
Fixed assets	
Furniture & Computers	22,564
Less: Depreciation	22,564
Total net fixed assets	0
Other assets	
Investments	20,100
Rent security deposit	2,000
Total other assets	22,100
Total assets	$ 155,227
Liabilities and Shareholders Equity	
Current liabilities:	
Taxes payable	$ 356
Accrued expenses	44,175
Total liabilities	44,531
Shareholders' equity:	
Common stock	49,119
Additional paid in capital	40,000
Retained earnings	21,577
Total shareholders' equity	110,696
Total liabilities and shareholders' equity	$ 155,227

Gerbro Securities, Inc.
Income Statement
For The Year Then Ended April 30, 2004

Revenues:	
Commission income	$214,452
Expenses:	
Bank service charges	60
Commissions	5,278
Dues and registration fees	7,422
Legal and professional	1,900
Office	3,047
Postage and overnight delivery	217
Rent	16,030
Pension	36,375
Internet fees	1,620
Salaries and wages	145,500
Payroll taxes	10,598
Quotron Fees	12,881
Telephone, fax & copy	3,912
Insurance	1,212
Subscriptions and publications	1,841
Utilities & electric	1,570
Total expenses	249,463
Total operating income/(loss)	(35,011)
Add: interest income	35,147
Less: provision for corporate taxes	252
Net income/ (loss)	$ (116)

Gerbro Securities, Inc.
Statement of Retained Earnings
For The Year Then Ended April 30, 2004

Beginning Retained Earnings	$ 21,693
Add: net income/(loss)	(116)
Ending Retained Earnings	$ 21,577

Gerbro Securities, Inc.
Statement of Cash Flows
For The Year Then Ended April 30, 2004

Cash flows from operating activities:	
Net income for period	$ (116)
Adjustments to reconcile net income to cash	
Provided by operating activities:	
Increase in commissions receivable	(6,149)
Increase in taxes payable	74
Decrease in accrued expenses payable	(7,794)
Total adjustments	(13,869)
Net cash provided by operations	(13,985)
Add: cash beginning of year	125,609
Cash at end of year	$ 111,624

Gerbro Securities, Inc.
Notes to the Financial Statements
For The Year Then Ended April 30, 2004

1. Organization and Business Activity

Gerbro Securities, Inc. was incorporated in the State of New York in June of 1967 and is engaged in business as an introducing broker/dealer in Pleasantville, New York.

2. Summary of Significant Accounting Policies

Revenue Recognition and Commissions Receivable

Commission income on customers' securities transactions is recorded on a settlement date basis, generally the third business day following the transaction date. The clearing broker settles the total amount of commissions by the 15th day of the following month. The amount due is recorded as commissions receivable.

Clearing Transactions

The Company transmits all transactions through a clearing broker who maintains the customers' accounts.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to cash equivalents.

Use of Estimates in Financial Statements

In preparing financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Gerbro Securities, Inc.
Notes to the Financial Statements
For The Year Then Ended April 30, 2004

3. Net Capital Requirement

The Company is subject to the net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires that a broker-dealer's aggregate indebtedness, as defined, shall not exceed 15 times net capital, as defined. At April 30, 2004, the Company's net capital ratio was .50 to 1, and its net capital was $88,596 as compared to the required net capital $50,000.

4. Operating Lease

The Company occupies office space under a lease agreement that expires on January 31, 2007. Aggregate future minimum annual rental payments under the lease agreement are as follows:

	Total Rent
2005	$ 16,440
2006	16,440
2007	12,330

Rent expense, including escalation charges for the year ended April 30, 2004 amounted to $16,030.

5. Profit Sharing Plan

The Company has a profit sharing plan covering all eligible employees. Contributions to the plan are at the discretion of the Company's Board of Directors. For the year ended April 30, 2004, the Company contributed $36,375 to the plan.

6. Supplemental Disclosures of Cash Flow Information

Cash paid during the year for income taxes was $ 252.

Gerbro Securities, Inc.
Schedule of Computation of Net Capital and
Aggregate Indebtedness Under Rule 15c3-1
For The Year Then Ended April 30, 2004

	April 30, 2004
Total Stockholders' equity	$ 110,696
Deductions and/or charges	
Non allowable assets	22,100
Net Capital before haircuts on securities positions	88,596
Haircuts on securities	-0-
Net Capital	88,596
Less: Minimum capital requirements	50,000
Excess net capital	$ 38,596

COMPUTATION OF AGGREGATE INDEBTEDNESS

Accrued expenses and accounts payable	$ 44,531
Aggregate indebtedness	$ 44,531
Ratio of aggregate indebtedness to net capital	0.50:1.0

MICHAEL S. SETTLER, CPA, PC

Certified Public Accountants
PO BOX 307
PLEASANTVILLE, NY 10570
PHONE: 914- 769-7650
FAX: 914-769-0621
EMAIL: SETT2@AOL.COM

Michael S. Settler, CPA
Stephen Bortniker, CPA
Edward Zajaczkowski, CPA

Independent Auditor's Report on Internal Control

Officers and Directors
Gerbro Securities Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Gerbro Securities Inc. (the Company) for the year ended April 30, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and exchange Commission (the Commission), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we consider relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we do not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly security examinations, counts, verifications, and comparisons;
2. Recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with

Officers and Directors
Gerbro Securities Inc.

reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projections of any evaluation of them to future periods is subject to risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish their objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at April 30, 2004 to meet the Commission's objectives. Also, we believe that the Company was in compliance with the conditions of the exemption at April 30, 2004, and no facts came to our attention that caused us to believe that such conditions had not been complied with during the year then ended.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Pleasantville, New York
July 13, 2004

MICHAEL S. SETTLER, CPA, PC

Certified Public Accountants
PO BOX 307
PLEASANTVILLE, NY 10570
PHONE: 914- 769-7650
FAX: 914-769-0621
EMAIL: SETT2@AOL.COM

Michael S. Settler, CPA
Stephen Bortniker, CPA
Edward Zajaczkowski, CPA

May 31, 2004

Mr. James Gerber
Gerbro Securities, Inc.
427 Bedford Road
Pleasantville, NY 10570

Gentlemen:

1) We have reviewed the computation of Net Capital and the corresponding Focus Part IIA and find no material differences exist.

2) We have found no material inadequacies to exist in the firms Accounting System, Internal Controls or methods for safeguarding securities.

Respectfully submitted,

Michael S. Settler, CPA, PC